SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                      For the period ended January 30, 2003



                              Elan Corporation, plc
                 (Translation of registrant's name into English)


                 Lincoln House, Lincoln Place, Dublin 2, Ireland
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F /X/                         Form 40-F / /

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes  / /                              No /X/


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     This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718, 333-10726 and 333-100252), the Registration Statement on Form
F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No. 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136,
333-14240, 33-27506 and 333-100556).

                              FOR IMMEDIATE RELEASE


CONTACTS:


INVESTORS: (U.S.)         INVESTORS:  (EUROPE)          MEDIA:
Jack Howarth              Emer Reynolds                 Sunny Uberoi
Ph:      212-407-5740     Ph:      353-1-709-4000       Ph:      212-994-8206
         800-252-3526              00800 28352600                800-252-3526


               ELAN ANNOUNCES RECOVERY PLAN UPDATE AND SETTLEMENT
                           OF PHARMA MARKETING LAWSUIT


DUBLIN, Ireland, January 30, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") announced today an update of its recovery plan and the settlement of its previously announced lawsuit with Pharma Operating Ltd. ("Pharma Operating"), a wholly-owned subsidiary of Pharma Marketing Ltd. ("Pharma Marketing").

HIGHLIGHTS


o Sale of primary care franchise for gross consideration of $850 million (separately announced today)

o    Settlement of Pharma Marketing lawsuit

o Repurchase of 19% of Elan's Liquid Yield Option Notes ("LYONs") at discount of 24%

o Fourth quarter, 2002 net mainly non-cash other charges not to exceed $540 million

o    Cash balances in excess of $1 billion

o    Headcount reduction and asset divestitures ahead of target


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                                      -2-

            Elan Announces Recovery Plan Update and Settlement of the
                            Pharma Marketing Lawsuit


RECOVERY PLAN UPDATE


Elan today announced the sale of its primary care franchise to King Pharmaceuticals, Inc. for gross consideration of $850 million (see separate release).

During the fourth quarter of 2002, Elan repurchased approximately 19% of the LYONs at a cost of approximately $150 million and at a discount of 24% to accreted value at December, 2003. After taking account of this repurchase, the accreted value of the LYONs included in the financial statements was $792 million at December 31, 2002.

Elan expects to record other mainly non-cash charges not to exceed $540 million for the fourth quarter of 2002, net of gains of approximately $225 million. Approximately $320 million of the charges relate to the write-down of investments including approximately $60 million in relation to EPIL II and EPIL
III. The balance primarily relates to the write-down of intangible assets and the impact of the implementation of Elan's recovery plan. This charge is before the expected pre-tax gain of approximately $370 million on the sale of the primary care franchise, and any write-off related to the purchase of the Sonata(TM) royalty rights from Pharma Operating which could amount to up to $225 million.

Cash balances at December 31, 2002 were in the excess of $1 billion. After giving effect to the sale of the primary care franchise and the purchase of the royalty rights to Sonata and Prialt(TM) from Pharma Operating, on a pro-forma basis the cash balance is $1.4 billion.

            Elan Announces Recovery Plan Update and Settlement of the
                            Pharma Marketing Lawsuit


After including the divestment of the primary care franchise, Elan has achieved its target of raising $1.5 billion from its asset divestiture program a year ahead of schedule. Elan currently has approximately 3,300 employees, 1,400 less than in July 2002 (including 400 fewer employees that were part of completed asset divestitures) and is ahead of target. After the completion of the sale of the primary care franchise, employee numbers will fall below 2,900.

SETTLEMENT OF PHARMA MARKETING LAWSUIT


Elan and Pharma Marketing have agreed that, contingent on closing of the sale of Sonata, Elan will, on the closing date, pay Pharma Operating $225 million (less royalty payments on all related products paid or due to Pharma Operating from January 1, 2003 to the closing of the sale) to acquire the Pharma Operating royalty rights with respect to Sonata and Prialt.

In addition, Elan will have the option to purchase Pharma Operating's royalty rights on the Zonegran(TM), Frova(TM) and Zanaflex(TM) products until January 3, 2005, an extension from the earlier date of June 30, 2003. The current purchase option price has been reduced to $110 million plus 15% per annum from the earlier date of the Sonata sale closing or July 1, 2003, less royalty payments made for periods after the Sonata sale closing.

Under the terms of the settlement agreement, Pharma Operating will dismiss, without prejudice, the litigation between the parties filed in the Supreme Court of the State of New York.

            Elan Announces Recovery Plan Update and Settlement of the
                            Pharma Marketing Lawsuit

As previously announced, Elan will release its fourth quarter and full-year 2002 results on February 5, 2003.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the risk that Elan's shareholders will fail to approve the sale of the primary care franchise, that regulatory approvals and third party consents necessary to consummate the sale will not be received on a timely basis, or at all, or that the further conditions necessary to consummate the sale will not be satisfied on a timely basis, or at all; the outcome of the ongoing SEC investigation and shareholder litigation; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                ELAN CORPORATION, plc



                                By:    /s/ William F. Daniel
                                       -------------------------------------
                                       William F. Daniel
                                       Company Secretary

Date: January 30, 2003